Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	Rohm and Haas Company
Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2008
File No. 001-03507

Dear Ms. Long:

On behalf of our client, Rohm and Haas Company (“Rohm and Haas”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated August 25, 2008, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Rohm and Haas, The Dow Chemical Company (“Dow”) and Goldman Sachs & Co. (“Goldman Sachs”) regarding the Staff’s comments relating to Rohm and Haas, Dow and Goldman Sachs, respectively. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Pamela A. Long
Securities and Exchange Commission
September 3, 2008

With this letter, Rohm and Haas is filing Amendment No. 1 (“Amendment No. 1”) to its Proxy Statement on Schedule 14A (the “Proxy Statement”). We are providing supplementally the Staff of the Division of Corporation Finance six copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the initial filing of the Proxy Statement on August 1, 2008. All page references in the responses set forth below are to the pages of Amendment No. 1 that has been marked by the financial printers. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Summary, page 6

1.	Please move the “Summary” section so that it appears before the “Questions and Answers about the Merger and the Special Meeting” section. Please see Item 14(b)(1) of Schedule 14A and Instruction 2 to Item 1001 of Regulation M-A.

Response: The “Summary” has been moved to reflect the Staff’s comment.

Recommendation of the Rohm and Haas Board of Directors (Page 21), page 7

2.	Please provide a summary of the more important factors considered by the board in connection with reaching their decision to unanimously recommend that your stockholders vote “FOR” the adoption of the merger agreement. Please see Item 14(b)(1) of Schedule 14A and Item 1001 of Regulation M-A.

Response: The disclosure on pages 2-3 has been revised to reflect the more important factors considered by the board in connection with reaching its decision to unanimously recommend that Rohm and Haas Stockholders vote “FOR” the adoption of the merger agreement.

The Special Meeting, page 13

Solicitation of Proxies, Page 16

3.	Please state the names of the persons bearing the cost of solicitation. In addition, please describe the material features of the contract or arrangement by which you have retained or will retain your proxy solicitor. Please see Item 4(a)(3) and (4) of Schedule 14A.

Response: The disclosure on page 16 has been revised to reflect that Rohm and Haas is bearing the costs of the solicitation and it has hired D.F. King to assist in the solicitation for a fee of $10,000 plus reasonable out of pocket expenses.

The Merger, page 17

Background of the Merger, page 17

4.	Please state the date on which the board engaged Goldman Sachs for the purpose of advising the board and providing a fairness opinion. Please see Item 14(b)(6) of Schedule 14A and Item 1015(b)(3) of Regulation M-A.

Response: The disclosure on page 18 has been revised to indicate that the Rohm and Haas board of directors engaged Goldman Sachs to act as exclusive financial advisor for a potential sale of the Company on December 2, 2007.

Pamela A. Long
Securities and Exchange Commission
September 3, 2008

Opinion of Rohm and Haas’s Financial Advisor, page 23

5.	We note your statement on page 24 that the information in this section is a summary of the material financial analyses delivered by Goldman Sachs to your board of directors in connection with Goldman Sachs rendering its fairness opinion. Please provide us with a complete set of all the materials (e.g., board books) Goldman Sachs provided to your board of directors in connection with rendering its fairness opinion and presenting its related financial analyses.

Response: In response to this comment, Goldman Sachs has advised Rohm and Haas that Sullivan & Cromwell LLP, counsel to Goldman Sachs, has furnished a copy of the presentation made by Goldman Sachs to the Rohm and Haas board of directors on July 9, 2008. This presentation is the material provided by Goldman Sachs to the Rohm and Haas board of directors in connection with Goldman Sachs rendering its fairness opinion to the Rohm and Haas board of directors.

The presentation was provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Goldman Sachs has requested that those materials be returned promptly to Sullivan & Cromwell LLP following completion of the Staff’s review thereof.

Illustrative Discounted Cash Flow Analysis, page 27

6.	Please explain how Goldman Sachs determined the ranges for the discount rates, EBITDA multiples and free cash flow perpetuity growth rates used in its discounted cash flow analysis. In addition, please explain why Goldman Sachs calculated indications of net present value of free cash flows only for the second half of 2008, 2009 and 2010 and not for a longer period.

Response: The disclosure on page 28 has been revised to reflect the following responses to the Staff’s comment:

We are advised by Goldman Sachs that it determined the discount rate range of 7.5-9.5% based on a band of 1% above and below the median discount rate of 8.5%. The median discount rate was based on an illustrative 10.3% cost of equity (using the predicted equity beta of 1.06 from Barra’s U.S. Equity Model (forward-looking estimate of Rohm and Haas common stock’s volatility relative to the market), equity risk premium of 5.07% from Ibbotson Associates (arithmetic mean of the excess equity market return over the risk-free rate between 1957 and 2007) and an illustrative risk-free rate of 4.92% (average 30-year treasury yield over the last seven years as of July 2, 2008)) and a 6.1% pre-tax cost of debt (weighted average interest rate of existing Rohm and Haas debt as of December 31, 2007), and assumes the long-term sustainable tax rate of 35%.

We are further advised by Goldman Sachs that it determined the terminal EBITDA multiple range of 7.0-9.0x based on a band of 1.0x above and below the median terminal EBITDA multiple of 8.0x. The median terminal EBITDA multiple was based on the last twelve month (LTM) EBITDA multiple of 8.1x for Rohm and Haas based on market data and Rohm and Haas’s filings as of July 8, 2008.

We are further advised by Goldman Sachs that it determined the perpetuity growth rate range of 1.0-3.0% based on a band of 1% above and below the median perpetuity growth rate of 2.0%. The median perpetuity growth rate was based on an estimated average US GDP growth rate of 1.85% between 2006 and 2009 based on Goldman Sachs research.

We are further advised by Goldman Sachs that it calculated indications of net present value of free cash flows for the second half of 2008 and full years 2009 and 2010 on the basis of financial projections provided to Goldman Sachs by Rohm and Haas. We are further advised by Goldman Sachs that it did not estimate any financial projections beyond those financial projections provided to Goldman Sachs by Rohm and Haas, which ended in 2010.

Pamela A. Long
Securities and Exchange Commission
September 3, 2008

Premium Comparison of Selected Transactions, page 29

7.	Please explain why Goldman Sachs selected these transactions for its premium comparison. In doing so, please address the characteristics of these transactions that make them more comparable to your transaction than the characteristics of other transactions that may have been considered by Goldman Sachs but were excluded from the premium comparison. In addition, please describe the methodology Goldman Sachs used to select the market price for the listed transactions. Your revised disclosure should make it clear whether the market price used to make the premium calculation was an average calculated over a particular period or a price on a particular date.

Response: We are advised by Goldman Sachs that, of the transactions listed in the “Selected Transactions Analysis” section of the Proxy Statement, Goldman Sachs selected transactions for its premium comparison on the basis of certain key criteria, including the following: (i) a notable transaction value (i.e., greater than $3.0 billion), (ii) a target that is a public chemical company, (iii) a 100% sale of the target and (iv) consideration that is 100% cash. We are further advised by Goldman Sachs that its professional opinion was that these criteria were the most appropriate for comparing premia paid in such transactions to the proposed premium in the Rohm and Haas transaction.

The disclosure on page 30 has been revised to indicate that, in calculating the premia for the selected transactions, Goldman Sachs sought to use the latest, undisturbed share price of the target (i.e., before any rumors or public announcement, as the case may be, may have affected the share price). We are advised by Goldman Sachs that (1) the Akzo Nobel/ICI premium was based on the assumed undisturbed share price on December 19, 2006; (2) the Hexion/Huntsman premium was based on the share price one day prior to the original Basell offer for Huntsman on June 26, 2007; (3) the Basell/Lyondell premium was based on the share price prior to the first public disclosure of Basell’s interest on May 11, 2007; (4) the Linde/BOC premium was based on the share price one day prior to announcement of the initial Linde bid on January 24, 2006; (5) the BASF/Engelhard premium was based on the assumed undisturbed share price on December 30, 2005 (one week prior to announcement of the initial BASF bid); and (6) the Blackstone/Celanese premium was based on the share price one day prior to announcement on December 16, 2003.

8.	We note your statements on page 30 concerning the services that Goldman Sachs and its affiliates have provided to you, for compensation, from time to time. Please provide a narrative and quantitative description of the fees paid or to be paid in connection with such services during the past two years. Please see Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response: The disclosure on page 31 has been revised to indicate that, for the past two years, Goldman Sachs has been paid an aggregate fee of approximately $6.1 million for providing investment banking services to Rohm and Haas. As disclosed in the Proxy Statement, we are advised by Goldman Sachs that these services were: as a participant in Rohm and Haas’s revolving credit facility (aggregate principal amount of $45,000,000) in December 2006; as co-manager of Rohm and Haas’s 5-year and 10-year Investment Grade bond offering (aggregate principal amounts of $250,000,000 and $850,000,000, respectively) in September 2007; as counterparty to $1,000,000,000 accelerated share buyback by Rohm and Haas in September 2007; as a participant in Rohm and Haas’s revolving credit facility (aggregate principal amount of $45,000,000) in December 2007; and as structuring agent for a cash tender for a Senior Operating Company Note (aggregate principal amount of $145,000,000) in April 2008.

Pamela A. Long
Securities and Exchange Commission
September 3, 2008

9.	We note your statement on page 30 that you have agreed to pay Goldman Sachs a transaction fee equal to 25 basis points of the aggregate consideration paid in the transaction. Please state the estimated dollar value of this fee. Please see Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response: The disclosure on page 31 has been revised to indicate that the transaction fee is estimated to be approximately $47 million based on a calculated aggregate transaction value of $18.7 billion based on Rohm and Haas’s filings as of June 30, 2008 and disclosure in the Proxy Statement.

Interests of Rohm and Haas’s Directors and Executive Officers in the Merger, page 30

Equity Compensation Awards, page 30

10.	We note your disclosure concerning the number of shares constituting or underlying the equity compensation awards for Messrs. Gupta, Croisetiere, Barton, Brondeau, and Lonergan, the nine other Rohm and Haas executive officers (as a group), and the eleven non-employee directors (as a group). Please also state the dollar value of these shares using the per-share merger consideration and the assumptions you have already discussed. Please see Item 5(a) of Schedule 14A.

Response: The disclosure on page 32 has been revised to indicate the dollar value of the shares constituting or underlying the equity compensation awards for Messrs. Gupta, Croisetiere, Barton, Brondeau, and Lonergan, the nine other Rohm and Haas executive officers (as a group), and the eleven non-employee directors (as a group).

Arrangements with Dow Chemical, page 33

11.	Please provide a brief description of Dr. Brondeau’s anticipated compensation arrangements with Dow for his service as chief executive officer of its specialty chemicals business, including the amount of his base salary and any incentive compensation awards or bonuses for which he might be eligible. Please see Item 5(a) of Schedule 14A.

Response: We note the Staff’s comment. We are advised by Dow that following the execution of the merger agreement, Dr. Brondeau and Dow have had preliminary discussions regarding the terms and conditions of Dr. Brondeau’s employment as the chief executive officer of Dow’s specialty chemicals business following the consummation of the transaction. However, we are also advised by Dow that all of the terms and conditions of his employment have not yet been determined and that any such arrangements remain subject to the approval of the Compensation Committee of the Board of Directors of Dow. Accordingly, the Staff is respectfully advised that Rohm and Haas is not in a position to provide the requested details regarding Dr. Brondeau’s compensation arrangements at this time because these arrangements have not been finalized by Dow.

Regulatory Approvals, page 35

12.	Please state the date on which the parties made the notification filing with the European Commission.

Response: The disclosure on pages 8 and 36 has been updated to reflect that, on September 1, 2008, Dow submitted an initial draft of the Form CO to the European Commission staff.

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Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1225.

Very truly yours,

/s/  Stephanie J. Seligman

Stephanie J. Seligman

Enclosures

cc:	Robert A. Lonergan, Esq.
  Rohm and Haas Company

Scott D. Petepiece, Esq.
  Shearman & Sterling LLP